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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3) *

                              AEterna Zentaris Inc.
                    (Formerly named AEterna Laboratories Inc.)
                           ---------------------------
                                (Name of Issuer)

                                  Common Shares
                         ------------------------------
                         (Title of Class of Securities)

                                    007975204
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]Rule 13d-1(b)

         [ ]Rule 13d-1(c)

         [X]Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 6 Pages


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CUSIP No. 007975204                13G                         Page 2 of 6 Pages
--------------------------------------------------------------------------------


1) NAMES OF REPORTING PERSONS                                                                    Dr. Eric Dupont

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)      [ ]
(b)      [ ]
-----------------------------------------------------------------------------------------------------------------
3) SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   Canada
-----------------------------------------------------------------------------------------------------------------
NUMBER OF             5)  SOLE VOTING POWER                                                           3,950,913*
SHARES                -------------------------------------------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER                                                                  0
OWNED BY              -------------------------------------------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER                                                      3,950,913*
REPORTING             -------------------------------------------------------------------------------------------
PERSON WITH           8) SHARED DISPOSITIVE POWER                                                              0
-----------------------------------------------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED                                                                3,950,913*
    BY EACH REPORTING PERSON

* Includes options to purchase 192,500 Common Shares.
-----------------------------------------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                                                            [ ]
-----------------------------------------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Approximately 8,6%**

** Based on an aggregate of 45,863,409 Common Shares, which consists of options held by the reporting person to purchase 192,500 Common Shares and 45,670,909
Common Shares issued and outstanding as of December 31, 2004, as reported by the issuer to the reporting person.
-----------------------------------------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON                                                                                  IN
-----------------------------------------------------------------------------------------------------------------
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                                Page 2 of 6 Pages


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CUSIP No. 007975204                13G                         Page 3 of 6 Pages
--------------------------------------------------------------------------------

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
Item 1(a).            Name of Issuer:

                      AEterna Zentaris Inc.
-----------------------------------------------------------------------------------------------------------------
Item 1(b).            Address of Issuer's Principal Executive Offices:

                      1405, boul. du Parc-Technologique
                      Quebec, Quebec
                      Canada  G1P 4P5
-----------------------------------------------------------------------------------------------------------------
Item 2(a).            Name of Person Filing:

                      Dr. Eric Dupont
-----------------------------------------------------------------------------------------------------------------
Item 2(b).            Address of Principal Business Office or, if None, Residence:

                      The principal business office address of the reporting person is as follows:

                      AEterna Zentaris Inc.
                      1405, boul. du Parc-Technologique
                      Quebec, Quebec
                      Canada  G1P 4P5
-----------------------------------------------------------------------------------------------------------------
Item 2(c).            Citizenship:

                      The citizenship of the reporting person is as follows:

                      Canada
-----------------------------------------------------------------------------------------------------------------
Item 2(d).            Title of Class of Securities:

                      Common Shares
-----------------------------------------------------------------------------------------------------------------
Item 2(e).            CUSIP Number:

                      007975204
-----------------------------------------------------------------------------------------------------------------
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                                Page 3 of 6 Pages


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CUSIP No. 007975204                13G                         Page 4 of 6 Pages
--------------------------------------------------------------------------------
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
Item 3.               If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
                      (c), check whether the person filing is a:

                      Not Applicable.
-----------------------------------------------------------------------------------------------------------------
Item 4.               Ownership.

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:                                                               3,950,913*

         (b) Percent of class:                                                                           8,6%**

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote

                                       3,950,913*

               (ii) Shared power to vote or to direct the vote

                                           0

               (iii) Sole power to dispose or to direct the disposition of

                                       3,950,913*

               (iv) Shared power to dispose or to direct the disposition of

                                           0

*Includes options to purchase 192,500 Common Shares.

** Based on an aggregate of 45,863,409 Common Shares, which consists of options held by the reporting person to purchase 192,500 Common Shares and 45,670,909
Common Shares issued and outstanding as of December 31, 2004, as reported by the issuer to the reporting person.
-----------------------------------------------------------------------------------------------------------------

                                Page 4 of 6 Pages

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CUSIP No. 007975204                13G                         Page 5 of 6 Pages
--------------------------------------------------------------------------------

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
Item 5.               Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that
                      as of the date hereof the reporting person has ceased to
                      be the beneficial owner of more than five percent of the
                      class of securities, check the following [ ].
-----------------------------------------------------------------------------------------------------------------
Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

                      Not Applicable.
-----------------------------------------------------------------------------------------------------------------
Item 7.               Identification and Classification of the Subsidiary Which Acquired
                      the Security Being Reported on by the Parent Holding Company.

                      Not Applicable.
-----------------------------------------------------------------------------------------------------------------
Item 8.               Identification and Classification of Members of the Group.

                      Not Applicable.
-----------------------------------------------------------------------------------------------------------------
Item 9                Notice of Dissolution of Group.

                      Not Applicable.
-----------------------------------------------------------------------------------------------------------------
Item 10.              Certification.

                      Not Applicable.
-----------------------------------------------------------------------------------------------------------------

                                Page 5 of 6 Pages

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CUSIP No. 007975204              13G                           Page 6 of 6 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2005
                                                     /s/ Eric Dupont
                                                     ---------------------------
                                                     Eric Dupont




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